# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: DREAM FINDERS HOMES, INC., CIK 0001825088
CUSIP: 26154D100
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 14701 Philips Highway, Suite 300, Jacksonville, Florida (FL), 32256
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000897069-25-000994
Filed by CIK 0001841163

## Reporting persons
- Zalupski Patrick O.: type of reporting person: individual (IN); citizenship or place of organization: Florida (FL); sole voting power 59,746,508; shared voting power 0; sole dispositive power 59,746,508; shared dispositive power 0; aggregate amount beneficially owned 59,746,508 (64.3% of the class)
  Comment: *The amount beneficially owned assumes the conversion of all 57,726,153 shares of Class B
  Common Stock into Class A Common Stock and consists of (i) shares of restricted Class A Common Stock with vesting subject to continued service, (ii) 56,320,586 shares of Class B Common Stock held directly and (iii) 1,405,567 shares of Class B Common Stock owned indirectly through trusts and disclaims beneficial ownership of such shares except to the extent of any pecuniary interest in such trust. Each share of Class B Common Stock is convertible into one share of Class A Common Stock.
  
  ** Percent of class is calculated based on 35,155,531 shares of Class A Common Stock of the Issuer outstanding as of July 25, 2025 and assumes the conversion of all 57,726,153 shares of Class B Common Stock into Class A Common Stock.

## Item 1. Issuer
Name of issuer: DREAM FINDERS HOMES, INC.
Address of issuer's principal executive offices: 14701 Philips Highway, Suite 300, Jacksonville, Florida, 32256

## Item 2. Person Filing
Name of person filing: Patrick O. Zalupski
Address of principal business office or, if none, residence: The business address is c/o Dream Finders Homes, Inc. 14701 Philips Highway, Suite 300, Jacksonville, Florida 32256.
Citizenship: Mr. Zalupski is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
59,746,508 shares of Class A Common Stock, assuming the conversion of all 57,726,153 shares of Class B Common Stock into Class A Common Stock. The amount includes (i) shares of restricted Class A Common Stock with vesting subject to continued service, (ii) 56,320,586 shares of Class B Common Stock held directly and (iii) 1,405,567 shares of Class B Common Stock owned indirectly through trusts and disclaims beneficial ownership of such shares except to the extent of any pecuniary interest in such trust. Each share of Class B Common Stock is convertible into one share of Class A Common Stock.

Mr. Zalupski entered into prepaid variable forward sale contracts on August 14, 2024, December 5, 2024, and June 5, 2025, respectively, whereby Mr. Zalupski pledged an aggregate of 3,000,000 shares (the "Pledged Shares") of Class B Common Stock to secure obligations under the contracts, and retained dividend and voting rights in the Pledged Shares during the term of the pledge.

The contracts obligate Mr. Zalupski to deliver to the buyer, on the applicable settlement date for each of the 10 components, up to one hundred percent (100%) of the number of Pledged Shares for such component or, at Mr. Zalupski's option, an equivalent amount of cash. The number of shares to be delivered to the buyer on the settlement date (or on which to base the amount of cash to be delivered to the buyer on the settlement date) is to be determined as follows: (a) if the volume-weighted average price of the Class A Common Stock on the designated valuation date for the applicable component within the period from 8/16/2027 to 8/27/2027 with respect to 1,000,000 shares, 5/15/2028 to 5/26/2028 with respect to 1,000,000 shares and 3/20/2029 to 4/3/2029 with respect to 1,000,000 shares (each, a "Settlement Price") is less than or equal to $22.12, $24.01 or $17.27, as applicable, (the "Floor Price"), Mr. Zalupski will deliver to the buyer all of the Pledged Shares for the applicable component: (b) if such Settlement Price is greater than the Floor Price but less than or equal to $55.30, $66.02 or $37.78, as applicable (the "Cap Price"), Mr. Zalupski will deliver to the buyer the number of shares equal to one hundred percent (100%) of the Pledged Shares for the applicable component multiplied by a fraction, the numerator of which is the Floor Price and the denominator of which is such Settlement Price and (c) if such Settlement Price is greater than the Cap Price, Mr. Zalupski will deliver to the buyer the number of shares equal to one hundred percent (100%) of Pledged Shares for the applicable component multiplied by a fraction, the numerator of which is the Floor Price plus the excess of such Settlement Price over the Cap Price, and the denominator of which is such Settlement Price. In connection with the entry into the forward contracts, Mr. Zalupski received aggregate upfront cash payments of approximately $46.4 million.
Percent of class: 64.3
Sole power to vote or to direct the vote: 59,746,508
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 59,746,508
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Zalupski Patrick O.: /s/ Patrick O. Zalupski, Zalupski Patrick O. (08/14/2025)